UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 10590 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/18 AND ENDING 09/30/19

(MM/DD/YY)       (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **J.V. Delaney & Associates**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Vienna

(No. and Street)

Newport Beach      CA      92660

(City)      (State)      (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph V Delaney      (949-720-0063)

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

WWC, Professional Corporation   San Mateo      CA      94403

(Address)      (City)      (State)      (Zip Code)

**CHECK ONE:**

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Joseph V. Delaney _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

J.V. Delaney & Associates _____

of ~~December 12~~ SEPTEMBER 30 TH, 20 19 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



**Please see
Attached Jurat**

_____
Signature

Sole Proprietor
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# CALIFORNIA JURAT
**(CALIFORNIA GOVERNMENT CODE § 8202)**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA
COUNTY OF ORANGE

Subscribed and sworn to (or affirmed) before me on this 12 day of December, 20 19,
by JOSEPH V. DELANEY, proved to me on the basis of
*(Name of Signer(s))*
satisfactory evidence to be the person(s) who appeared before me.

DYANN M. KIPLING
Notary Public - California
Orange County
Commission # 2235107
My Comm. Expires Apr 17, 2022

Dyann M. Kipling
*Signature of Notary Public* (Notary Seal)

**ADDITIONAL OPTIONAL INFORMATION**

**Description of Attached Document**

Title or Type of Document: ______ Document Date: ______

Number of Pages: ______ Signer(s) Other Than Named Above: ______

Additional Information: ______

**J.V. DELANEY & ASSOCIATES**

Financial Statements and Supplemental Schedules

September 30, 2019

(With Independent Auditors' Report Thereon and Supplemental Schedules)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

.

**J.V. DELANEY & ASSOCIATES**

**September 30, 2019**

**Table of Contents**



WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Mr. J.V. Delaney, Owner
J.V. Delaney & Associates
Newport Beach, California

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of J.V. Delaney & Associates as of September 30, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of J.V. Delaney & Associates as of September 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of J.V. Delaney & Associates' management. Our responsibility is to express an opinion on J.V. Delaney & Associates' financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to J.V. Delaney & Associates in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The information contained in Schedules I, II and III (the "Supplemental Information" has been subjected to audit procedures performed in conjunction with the audit of J.V. Delaney & Associates' financial statements. The Supplemental Information is the responsibility of J.V. Delaney & Associates' management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

WWC, P.C.

We have served as J.V. Delaney & Associates' auditor since 2019.

San Mateo, California
December 12, 2019

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

**J.V. DELANEY & ASSOCIATES**

STATEMENT OF FINANCIAL CONDITION

September 30, 2019

ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 10,290 |
| Total current assets | | 10,290 |
| | | |
| Furniture and equipment at cost, net of | | |
| accumulated depreciation | | 394 |
| | | |
| TOTAL ASSETS | $ | 10,684 |

LIABILITIES AND OWNER'S EQUITY

| | | |
|---|---|---|
| Accrued expenses | $ | 521 |
| | | |
| TOTAL LIABILITIES | | 521 |
| | | |
| Owner's equity | | 10,163 |
| | | |
| TOTAL LIABILITIES AND OWNER'S EQUITY | $ | 10,684 |

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

September 30, 2019

## Note 1 – Organization and Nature of Business

J.V. Delaney & Associates a sole proprietorship (owner) is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Agency ("FINRA").   The sole proprietorship acts as an investment banker and financial advisor to public and private companies.

## Note 2 – Summary of Significant Accounting Policies

### Basis of Presentation

The sole proprietorship (owner) conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate securities on a fully disclosed basis;
- Municipal securities broker;
- Mutual Fund retailer on a subscription basis;
- Private placement of securities;
- Government securities broker; and
- Underwriter on a "best efforts" basis only.

Rule 15c3-3(k)(2)(ii) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of J.V. Delaney & Associates.

In accordance with the generally accepted method of presenting proprietorship financial statements, the financial statements do not include the personal assets and liabilities of the proprietor, including his obligation for income taxes on the net income of the proprietorship or his right to a refund based on its net loss, nor any provision for income tax expense or an income tax refund.

The expenses shown in the statement of operations do not include any salary to the proprietor.

### Operations

The financial statements include only those assets and liabilities of the proprietor, which relate to his broker-dealer operations.

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, currently five years. Repairs and maintenance costs are expensed as incurred and expenditures for additions and major improvements are capitalized.

**Securities Transactions**

Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the sole proprietorship are recorded on a trade date basis.

**Income Taxes**

J.V. Delaney & Associates is a sole proprietorship for income tax purposes and, accordingly, no provision has been made for income taxes.

**Note 3 – Fair Value**

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

**Note 4 – Net Capital Requirements**

The sole proprietorship is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2019, the sole proprietorship had net capital of $9,769 which was $4,769 in excess of its required net capital of $5,000. The sole proprietorship's net capital ratio was 5.33 to 1.

**Note 5 – Exemption from the SEC Rule 15c3-3**

Rule 15c3-3(k)(2)(ii) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the sole proprietorship.

**Note 7 – SIPC Supplementary Report Requirement**

The sole proprietorship is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for 12 months ending September 30, 2019 because the sole proprietorship's SIPC Net Operating Revenues are under $500,000.

**Note 8 – Subsequent Events**

Sole proprietor has reviewed the results of operations for the period of time from its year end September 30, 2019 through December 12, 2019, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

**J.V. DELANEY & ASSOCIATES**

**SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934**

# J.V. DELANEY & ASSOCIATES

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

September 30, 2019

NET CAPITAL:

| | | |
|---|---|---|
| Owner's equity | | $ 10,163 |
| | | |
| Less non-allowable assets and deductions: | | |
| Furniture and equipment at cost, net | 394 | |
| Prepaid expenses | - | |
| Securities, not readily marketable | - | |
| Other assets | - | |
| | | 394 |
| Haircuts on securities | | - |
| | | |
| NET CAPITAL | | $ 9,769 |
| | | |
| | | |
| AGGREGATE INDEBTEDNESS, total liabilities | | $ 521 |
| | | |
| MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness) | | $ 35 |
| | | |
| MINIMUM NET CAPITAL DOLLAR REQUIREMENT | | $ 5,000 |
| | | |
| MINIMUM NET CAPITAL REQUIRED | | $ 5,000 |
| | | |
| EXCESS NET CAPITAL | | $ 4,769 |
| | | |
| PERCENTAGE OF AGGREGATE INDEBTEDNESS TO | 521 | |
| NET CAPITAL | 9,769 | 5.33% |

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of September 30, 2019.

# J.V. DELANEY & ASSOCIATES

## SCHEDULE II & III
### INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/DEALERS
### AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

September 30, 2019

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (K) (2) (ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

**J.V. DELANEY & ASSOCIATES**
**20 Vienna**
**Newport Beach, CA 92660**

**SEC Rule 15c3-3(k) Exemption Report**
**For year ending September 30, 2019**

J.V. Delaney & Associates ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers or dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of subsection (k)(2)(ii).

2. The Company met the requirements of this exemption provision throughout the most recent fiscal year without exception.

J.V. DELANEY & ASSOCIATES

I, J.V. Delaney, swear that, to my best knowledge and belief, that this Exemption Report is true and correct.

Joseph V. Delaney

____________________________ 12-12-2019
J.V. Delaney, Owner Date



WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Mr. J.V. Delaney, Owner
J.V. Delaney & Associates
Newport Beach, California

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3(k) Exemption Report, in which (1) J.V. Delaney & Associates identified the following provisions of 17 C.F.R. §15c3-3(k) under which J.V. Delaney & Associates claimed an exemption from 17 C.F.R. §240.15c3-3 under paragraph (k)(2)(ii) (exemption provisions) and (2) J.V. Delaney & Associates stated that J.V. Delaney & Associates met the identified exemption provisions throughout the most recent fiscal year without exception. J.V. Delaney & Associates' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J.V. Delaney & Associates' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WWC, P.C.

WWC, P.C.
San Mateo, California
December 12, 2019

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM